Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2021

Unaudited Financial Results

SHENZHEN, CHINA, November 23, 2021 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB90.5 million (US$14.0 million), an increase of 38% year-over-year.

•	Gross profit was RMB67.4 million (US$10.5 million), an increase of 38% year-over-year.

•	Gross margin was 74.4%, compared with 74.7% in the same quarter of 2020.

# SAAS Businesses include both the Developer Services and Vertical Applications. Starting from the first quarter of 2021, the Company only has revenues from SAAS Businesses.

Third Quarter 2021 Financial Highlights (for the Group as a whole, where for the comparative third quarter in 2020, contribution from Targeted Marketing business was included)

•	Revenues were RMB90.5 million (US$14.0 million), a decrease of 17% year-over-year.

•	Cost of revenues was RMB23.2 million (US$3.6 million), a decrease of 60% year-over-year.

•	Gross profit was RMB67.4 million (US$10.5 million), an increase of 32% year-over-year.

•	Total operating expenses were RMB103.7 million (US$16.1 million), an increase of 6% year-over-year.

•	Net loss was RMB35.6 million (US$5.5 million), compared with a net loss of RMB43.7 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB26.2 million (US$4.1 million), compared with a RMB36.9 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB16.1 million (US$2.5 million), compared with a negative RMB22.0 million for the same quarter last year.

Third Quarter 2021 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,786,000 as of September 30, 2021 from approximately 1,645,000 as of September 30, 2020.

•	Number of monthly active unique mobile devices increased to 1.44 billion in September 2021 from 1.39 billion in September 2020.

•	Cumulative SDK installations increased to 55.4 billion as of September 30, 2021 from 43.8 billion as of September 30, 2020.

•	Number of paying customers increased to 2,729 in the third quarter of 2021 from 2,405 in the third quarter of 2020.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented,“This is the third quarter we have been operating under the pure SAAS business model since the beginning of 2021. Our focus on building and growing our SAAS Businesses has been very successful. We have seen a steady and solid upward trend in the results of our SAAS Businesses including revenue, gross profit and a 27% improvement in Adjusted EBITDA from a year ago, demonstrating our strong operating leverage.

Revenues from our SAAS Businesses set another quarterly record with 48% growth in Developer Services, and 18% in Vertical Applications on a year-over-year basis. Our group margin has greatly improved from 47% a year ago to 74.4%, which was the result of our successful transition into the pure SAAS business model. The strong gross profit growth of our SAAS Businesses was mainly driven by revenue growth of 38% year-over-year.

The backbone of our continuous revenue growth has been our relentless team effort and prioritization of innovation in developer services’ products. In Q3’2021, we launched a free version of our core JPush product, featuring a brand-new upgrade to the ‘HUB function’ whereby mobile app developers can easily integrate the ‘7 major mobile phone manufacturers’ and ‘Operating Systems’ push channels into the app. This ‘HUB function’ marks a new milestone of helping developers greatly improve their push results with very simple and efficient integration steps and cements our position as the leading push notification provider in China.

As one of several newly introduced products in 2021, our VAAS product has generated much customer interest. For example, during this quarter, one of the most renowned manufacturers in the smart home industry started testing our VAAS product on their smart home appliances intended for a wider roll out in the near future. By providing short videos that are tailored, customized and geared towards different user groups, and displayed on different appliances, our VAAS product continues to satisfy customers’ requirements and increase user stickiness and user retention time. We believe that our VAAS product has vast market potential and applications going forward.”

Mr. Fei Chen, President of Aurora Mobile, added, “Revenues from Developer Services reached RMB64.7 million, a robust 48% growth on a year-over-year basis. The year-over-year revenue growth was the result of strong growth of 32% in Subscription Services and a very impressive 84% growth in Value-added-services.

Subscription Services revenues were RMB39.8 million, an increase of 32% year-over-year, primarily driven by new customer acquisition. Our revenue contribution of non-push notification products increased to 43% from 31% a year ago, which is a result of our continuous cross-selling of non-push subscription products.

Value-added-services within Developer Services, which include revenues from JG Alliance services and Advertisement SAAS, achieved outstanding results where revenues grew significantly by 84% year-over-year to RMB24.9 million from RMB13.5 million in Q3’2020. The demand for our JG Alliance products has proven to be continuously strong since its introduction to the market, while the mini-program and app retargeting related demand continued to contribute a majority of the JG Alliance revenue in the third quarter of 2021.

Vertical Applications that cover Financial Risk Management, Market Intelligence and iZone, grew steadily by 18% year-over-year with the lion’s share of the growth coming from the Financial Risk Management business. In the Financial Risk Management segment, revenues increased substantially by 35% year-over-year with the help of the 37% growth in ARPU. The strong demand for our Financial Risk Management products has paved the way for us to acquire new customers and retain many existing customers every quarter.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “This is the third quarter where we have delivered SAAS Businesses-only results, and we are very pleased with the top line results we have achieved. We are equally excited to share our balance sheet results.

Our AR turnover days continued to shorten significantly from 45 days in Q3’2020 to 39 days this quarter. This was similar to the trend seen last quarter, due to both the shift away from the legacy Targeted Marketing to focus on the SAAS Businesses and the disciplined credit granting policy and our focus on improving AR collection. Total deferred revenue balance, which represents cash collected in advance from customers, was RMB119.0 million at quarter-end, exceeding RMB100 million for the 6th consecutive quarter. We believe that the growth momentum of the past three quarters will continue to bring more sound results in the coming quarters.”

Third Quarter 2021 Financial Results

Revenues were RMB90.5 million (US$14.0 million), a decrease of 17% from RMB108.6 million in the same quarter of last year, mainly due to a 100% decrease in revenues from the legacy Targeted Marketing business as the Company exited this business by the end of 2020, and offset by the strong growth in revenues of 48% from Developer Services and 18% from Vertical Applications. In particular, the revenues from Value-added-services within Developer Services increased by 84% compared to the same quarter of last year.

Cost of revenues was RMB23.2 million (US$3.6 million), a decrease of 60% from RMB57.5 million in the same quarter of last year. The decrease was mainly due to the decrease in media cost of RMB32.7 million as the Company has completely exited from the legacy Targeted Marketing business by the end of 2020.

Gross profit was RMB67.4 million (US$10.5 million), an increase of 32% from RMB51.1 million in the same quarter of last year despite revenues decreased by 17% on a year-over-year basis. This is the result of our successful strategic shift in focus from a low margin legacy Targeted Marketing model to a high margin pure SAAS business model. Gross profit in the third quarter of 2021 was 100% contributed from the SAAS Businesses.

Total operating expenses were RMB103.7 million (US$16.1 million), an increase of 6% from RMB97.7 million in the same quarter of last year.

•

Research and development expenses were RMB55.5 million (US$8.6 million), an increase of 22% from RMB45.6 million in the same quarter of last year, mainly due to a RMB5.6 million increase in personnel costs and a RMB6.5 million increase in cloud cost to support the expansion of SAAS Businesses. The impact was partially offset by a RMB1.1 million decrease in depreciation.

•	Sales and marketing expenses were RMB29.4 million (US$4.6 million), an increase of 5% from RMB28.0 million in the same quarter of last year, mainly due to a RMB1.6 million increase in personnel costs.

•

General and administrative expenses were RMB18.8 million (US$2.9 million), a decrease of 22% from RMB24.1 million in the same quarter of last year, mainly due to a RMB6.9 million decrease in bad debt provision which was the result of our company-wide concerted focus on strict financial control measures, and the impact was offset by a RMB0.8 million increase in personnel costs.

Loss from operations was RMB36.4 million (US$5.6 million), compared with RMB46.6 million in the same quarter of last year.

Net Loss was RMB35.6 million (US$5.5 million), compared with RMB43.7 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB26.2 million (US$4.1 million), compared with RMB36.9 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was negative RMB16.1 million (US$2.5 million) compared with negative RMB22.0 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investments were RMB281.4 million (US$43.7 million) as of September 30, 2021 compared with RMB436.2 million as of December 31, 2020. The decrease was primarily due to convertible notes valued at US$35.0 million were fully redeemed in April 2021.

Business Outlook

Based on the current available information, the Company sees full year 2021 revenue guidance to be in the range of RMB350.0 million to RMB360.0 million, representing growth of 36% to 40% year-over-year compared with last year, and guidance for our full year gross margin to remain above 70%.

Please note that, for meaningful comparison purposes, the prior year revenue number used to calculate the growth percentage excludes revenues from the Targeted Marketing business. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of September 30, 2021, the Company had repurchased a total of 920,606 ADS. No ADS were repurchased during the third quarter in 2021.

Conference Call

The Company will host an earnings conference call on Tuesday, November 23, 2021 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://apac.directeventreg.com/registration/event/8343576

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, November 30, 2021.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	8343576

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses, share-based compensation, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and app traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence and financial risk management, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	108,601	88,961	90,517	14,048	365,619	256,126	39,750
Cost of revenues	(57,536)	(21,586)	(23,167)	(3,595)	(219,550)	(63,255)	(9,817)

Gross profit	51,065	67,375	67,350	10,453	146,069	192,871	29,933

Operating expenses
Research and development	(45,623)	(54,312)	(55,511)	(8,615)	(133,994)	(161,730)	(25,100)
Sales and marketing	(27,981)	(27,020)	(29,358)	(4,556)	(79,978)	(83,262)	(12,922)
General and administrative	(24,050)	(23,942)	(18,831)	(2,923)	(75,570)	(65,523)	(10,169)

Total operating expenses	(97,654)	(105,274)	(103,700)	(16,094)	(289,542)	(310,515)	(48,191)

Loss from operations	(46,589)	(37,899)	(36,350)	(5,641)	(143,473)	(117,644)	(18,258)

Foreign exchange (loss)/gain, net	(2)	(1,500)	535	83	7	(969)	(150)
Interest income	1,568	1,742	1,668	259	4,562	4,998	776
Interest expense	(2,972)	(2,204)	(1,936)	(300)	(8,903)	(6,914)	(1,073)
Other income/(loss)	4,147	8,699	(507)	(79)	11,594	12,591	1,954
Change in fair value of structured notes	155	—	—	—	1,075	20	3
Change in fair value of foreign currency swap contract	—	1,905	1,019	158	—	2,924	454

Loss before income taxes	(43,693)	(29,257)	(35,571)	(5,520)	(135,138)	(104,994)	(16,294)

Income tax expenses	—	(11)	—	—	—	(11)	(2)

Net loss	(43,693)	(29,268)	(35,571)	(5,520)	(135,138)	(105,005)	(16,296)

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(43,693)	(29,268)	(35,571)	(5,520)	(135,138)	(105,005)	(16,296)
Net loss attributable to common shareholders	(43,693)	(29,268)	(35,571)	(5,520)	(135,138)	(105,005)	(16,296)

Net loss per share, for Class A and Class B common shares:
Class A Common Shares—basic and diluted	(0.56)	(0.37)	(0.45)	(0.07)	(1.75)	(1.33)	(0.21)
Class B Common Shares—basic and diluted	(0.56)	(0.37)	(0.45)	(0.07)	(1.75)	(1.33)	(0.21)
Shares used in net loss per share computation:
Class A Common Shares—basic and diluted	60,461,343	61,799,298	61,906,065	61,906,065	60,281,670	61,748,610	61,748,610
Class B Common Shares—basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	2,360	1,188	(294)	(46)	1,627	360	56
Total other comprehensive income/(loss), net of tax	2,360	1,188	(294)	(46)	1,627	360	56

Comprehensive loss	(41,333)	(28,080)	(35,865)	(5,566)	(133,511)	(104,645)	(16,240)

Comprehensive loss attributable to Aurora Mobile Limited	(41,333)	(28,080)	(35,865)	(5,566)	(133,511)	(104,645)	(16,240)

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	356,115	87,473	13,576
Restricted cash	115	163,900	25,437
Derivative assets	100	2,934	455
Short-term investments	80,000	30,000	4,656
Accounts receivable	44,886	40,988	6,361
Prepayments and other current assets	49,013	56,320	8,741

Total current assets	530,229	381,615	59,226

Non-current assets:
Long-term investments	168,526	165,598	25,700
Property and equipment, net	73,522	68,899	10,693
Intangible assets, net	9,519	6,811	1,057
Other non-current assets	5,631	4,060	630

Total non-current assets	257,198	245,368	38,080

Total assets	787,427	626,983	97,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	150,000	23,280
Accounts payable	16,592	13,530	2,100
Deferred revenue and customer deposits	109,182	114,387	17,753

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
Accrued liabilities and other current liabilities	109,136	95,140	14,764
Amounts due to a related party	—	87	14
Convertible notes	225,229	—	—

Total current liabilities	460,139	373,144	57,911

Non-current liabilities:
Deferred revenue	6,049	4,576	710
Other non-current liabilities	—	2,934	455

Total non-current liabilities	6,049	7,510	1,165

Total liabilities	466,188	380,654	59,076

Shareholders’ equity
Common shares	48	49	8
Additional paid-in capital	988,812	1,018,546	158,076
Accumulated deficit	(678,434)	(783,439)	(121,588)
Accumulated other comprehensive income	10,813	11,173	1,734

Total shareholders’ equity	321,239	246,329	38,230

Total liabilities and shareholders’ equity	787,427	626,983	97,306

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AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(43,693)	(29,268)	(35,571)	(5,520)	(135,138)	(105,005)	(16,296)
Add:
Share-based compensation	6,835	7,528	7,754	1,203	22,946	26,790	4,158
Impairment of long-term investment	—	—	2,588	402	—	2,588	402
Change in fair value of foreign currency swap contract	—	(1,905)	(1,019)	(158)	—	(2,924)	(454)

Adjusted net loss	(36,858)	(23,645)	(26,248)	(4,073)	(112,192)	(78,551)	(12,190)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(43,693)	(29,268)	(35,571)	(5,520)	(135,138)	(105,005)	(16,296)
Add:
Income tax expenses	—	11	—	—	—	11	2
Interest expense	2,972	2,204	1,936	300	8,903	6,914	1,073
Depreciation of property and equipment	10,770	7,028	7,086	1,100	29,418	20,492	3,180
Amortization of intangible assets	1,128	1,099	1,156	179	3,285	3,346	519

EBITDA	(28,823)	(18,926)	(25,393)	(3,941)	(93,532)	(74,242)	(11,522)
Add:
Share-based compensation	6,835	7,528	7,754	1,203	22,946	26,790	4,158
Impairment of long-term investment	—	—	2,588	402	—	2,588	402
Change in fair value of foreign currency swap contract	—	(1,905)	(1,019)	(158)	—	(2,924)	(454)

Adjusted EBITDA	(21,988)	(13,303)	(16,070)	(2,494)	(70,586)	(47,788)	(7,416)

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AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2020	June 30, 2021	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue
Developer Services	43,709	61,168	64,677	10,038	120,925	178,285	27,669

Subscription	30,160	37,538	39,773	6,173	85,825	110,987	17,225
Value-Added Services	13,549	23,630	24,904	3,865	35,100	67,298	10,444
Vertical Applications	21,886	27,793	25,840	4,010	60,406	77,841	12,081

Total SAAS Businesses Revenue	65,595	88,961	90,517	14,048	181,331	256,126	39,750

Add:
Targeted Marketing Revenue	43,006	—	—	—	184,288	—	—
Total Revenue	108,601	88,961	90,517	14,048	365,619	256,126	39,750

SAAS Businesses Gross Profits[1]	48,975	67,375	67,350	10,453	136,172	192,871	29,933
SAAS Businesses Gross Margin[2]	74.7%	75.7%	74.4%	74.4%	75.1%	75.3%	75.3%

[1]	Our SAAS Businesses Gross Profits is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.
[2]	Our SAAS Businesses Gross Margin is calculated by dividing the SAAS Businesses Gross Profit by SAAS Businesses Revenue.

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